Petit Vour



LETTER   ⌄

Dear investors,

Dear Investors,

I hope this message finds you well.

In our last update, we shared that we were awaiting the IRS processing of our Employee Retention Credit (ERC). Unfortunately, the situation has only become more frustrating. Not only has our ERC still not been fully processed, but we also received a notice from the IRS stating that we have reached our "max allotment" for the credit. The only way this could have happened is if the IRS either shut down ERC funding entirely or mistakenly approved the fraudulent ERC claim that was submitted under our EIN in Massachusetts. The latter seems to be the most likely scenario.

For those who may have missed our previous update, here's a quick recap: Last year, we discovered tax fraud associated with our EIN in

Massachusetts after receiving a $25K bill for back payroll taxes. It became clear that fraudulent payroll forms were filed at the state level as a pretext to submit a fraudulent federal ERC claim. During my multiple attempts to alert the IRS to this fraud and request action to protect our account, I was repeatedly assured that ERC claims undergo thorough review. Yet, it now appears that our legitimate credit—at least in part—was granted to someone else. While there is an appeals process, the IRS's timeline for processing our ERC claim has already stretched from an initial estimate of six weeks to nearly two years. Given this track record, I have little confidence that an appeal will be resolved in the near future.

This setback is particularly disheartening because we entered last year with strong optimism for growth. At the start of 2023, a major competitor, Kinder Beauty, unexpectedly shut down after receiving millions in funding. Seeing an opportunity, we quickly allocated resources to expand our inventory, responding to an initial organic 10% spike in subscriptions. However, we knew that to fully capitalize on this opportunity, we needed to reestablish a successful advertising campaign—something that had been elusive post-pandemic.

Several factors have made ad performance increasingly challenging:

Market Absorption by Large Retailers: Amazon and Sephora have taken a dominant share of the market, making it harder for independent retailers like us to compete.

Vegan Market Contraction: Inflation and changing consumer behavior have led to widespread declines in the vegan industry.

Ad Competition & Click Farm Attacks: Increased competition and fraudulent bot activity drove up our customer acquisition costs.

To address these challenges, we focused on expanding our in-house brand, which has been well received but has not yet compensated for overall sales declines. We also implemented anti-fraud software, reducing our CPA by 70%, but a fully sustainable campaign remained out of reach without additional investment. The ERC funding was intended to fuel a final test to determine if our advertising could now reach a viable CPA following Kinder Beauty's exit.

Beyond our own challenges, broader market trends reinforce the difficulty of finding sustainable growth in the vegan sector. Major vegan IPOs like Oatly and Beyond Meat have seen stock values plummet by an average of 92% since launch and 95% from peak. These struggles suggest that even significant investment would not guarantee long-term success for us.

While we are not facing immediate existential risks, this is the first time I cannot confidently point to a clear next step for meaningful growth. We are still actively exploring options but are narrowing our focus to realistic outcomes. I'll keep you updated as we move forward.

Before closing, I want to reiterate how invaluable your support has been over the years. Your patience and positivity have allowed us to stay focused on overcoming these challenges and given us the best possible chance to succeed. I know I can speak for everyone when I say how thankful we are for that.

Sincerely,

Ryan

We need your help!

We'd love to hear from anyone that can assist with the challenges we're currently facing. I'll send an investor-wide update with a deeper dive into those challenges, but many are industry-wide struggles that will not be easily surmounted. Among those, the most daunting are the market absorption by large retailers like Amazon and Sephora and the widespread declines in the vegan industry due to inflation and changing customer habits.

Sincerely,

Ryan Miner

Co-CEO



Madeline Alcott

Managing Partner

How did we do this year?

REPORT CARD

C-

☺ The Good

The closure of Kinder Beauty provided a new opportunity for market growth.

We saw an initial 10% spike in subscriber growth following Kinder Beauty's closure.

We prepared to capitalize on market growth by raising on-hand inventory by $50k and reserved our ERC for a new ad campaign.

☹ The Bad

The processing of our ERC continued to be held up by the IRS.

We received a notice that our ERC was likely credited, at least in part, to a fraudulent claim.

Our sales continued to decline despite Kinder Beauty's closure and the continued positive response to our in-house brand.a

2024 At a Glance

January 1 to December 31



$295,382 [35%]
Revenue



-$50,777
Net Loss



$49,881 +69%
Short Term Debt



$0
Raised in 2024



$9,000
Cash on Hand
As of 03/15/24

INCOME   BALANCE   NARRATIVE

 Revenues   ● Profit

$455,672



$295,382

-$32,332

-$50,777

2023   2024

Net Margin: -17%   Gross Margin: 20%   Return on Assets: -18%   Earnings per Share: $0.00

Revenue per Employee: $98,461   Cash to Assets: 3%   Revenue to Receivables: ~   Debt Ratio: 18%


2024_Financial_Statements.pdf

We ❤ Our 933 Investors

Thank You For Believing In Us

Thank You!

From the Petit Vour Team

Madeline Alcott in

Co-CEO, Co-Founder

Directs brand identity and partnerships. Networked throughout the industry. University of Texas.

Ryan Miner

Co-CEO

Directs Finance and Operations. Oversees production, quality, and efficiency. Univ. of Texas, JHU.

Jan Makowski

Creative Producer

Directs and produces creative. Took Kendra Scott to $1B valuation. University of Delaware.

Nabila Juma

Designer + Developer

Creates and manages all visual collateral. Maryland Institute College of Art, Cornell University.

Details

The Board of Directors

Director	Occupation	Joined
Ryan Miner	CEO @ Petit Vour	2012
Madeline Alcott	CEO @ Petit Vour	2012

Officers

Officer	Title		Joined
Ryan Miner	CEO		2012
Madeline Alcott	CEO		2012

Voting Power ❓

Holder	Securities Held	Voting Power
Madeline Alcott	50% Membership Interests	50.0%
Ryan Miner	50% Membership Interests	50.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
07/2018	$350,000		Section 4(a)(2)
04/2019	$615,606		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
SeaCoast Bank (SBA Loan) ❓	07/01/2018	$350,000	$350,000 ❓	7.75%	07/31/2028	Yes

Related Party Transactions

Name	Ryan Miner & Madeline Alcott
Amount Invested	-$35,415
Transaction type	Other
Issued	01/01/2021
Relationship	Petit Vour members

$35,415 was the yearly rent for office and storage spaces. To provide safer and more secure working conditions for employees during the pandemic, we separated our warehouse and office spaces. This decision also helped us achieve our cost-cutting goals by reducing the Company's total office-warehouse rent by over 70% and saving more than $120k/year compared to the Company's previous office-warehouse location.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Warrants:	0		
Options:	0		

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

As an LLC we have not authorized any Units yet. Investors investing in this SAFE agreement, are investing with an understanding that Preferred Units have not yet been authorized.

We rely on third parties to supply the products in our subscription boxes. If any of these partnerships end, this may be a concern to investors.

Our growth depends on our ability to retain and attract new customers. If we do not continue to do this, our business may not succeed.

The demand and sales potential for cruelty-free, vegan beauty products may be lower than we expect. As the market begins to recognize the demand and desire for cruelty-free beauty products, a well financed competitor could come in and dominate the market with expensive marketing and retail stores. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Units , Investors may receive a number of Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation

more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Petit Vour, LLC

Texas Limited Liability Company
Organized November 2012
3 employees
3887 E University Ave
#1263
Georgetown TX 78626 http://www.petitvour.com

Business Description

Refer to the Petit Vour profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Petit Vour has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Once during the pandemic we didn't file due extreme challenges we were facing and once we completed our annual report but I don't think it was posted to the SEC. We filed independently after that.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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